AH 431

12013812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~31481~~ 8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Annette Scuteri (646) 943-5463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
12

SEC
Mail Processing
FEB 29 2012
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 4/3

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President / CEO

Title

Notary Public

ANTHONY P. MASTROIANNI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6150690
Qualified in Kings County
My Commission Expires August 07, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.

Statement of Financial Condition
December 31, 2011
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 and
Rule 1.10(g) of the Commodity Exchange Act
as a PUBLIC DOCUMENT)

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2011

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2012

IGAF WORLDWIDE
An Association of Independent Firms

CUTTONE & COMPANY, INC.

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 2,759,063
Receivables from brokers - net	2,144,564
Furniture, equipment, and leasehold improvements - net	161,711
Other assets	639,045
	$ 5,704,383
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,531,073
Commissions payable	506,205
Note payable	219,318
Income taxes payable - current	515
Income taxes payable - deferred	1,269
	2,258,380
Stockholders' Equity	
Common stock - $1.00 par value - 2,000 shares authorized, 1,000 shares issued and 947 outstanding	1,000
Additional paid-in capital	204,615
Retained earnings	3,472,865
Treasury stock, at cost; 53 shares	(232,477)
	3,446,003
	$ 5,704,383

See notes to financial statement.

1 - Organization and Business

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York and maintains its main office in New York City. The Company also maintains offices in Florida and South Carolina.

The Company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - Summary of Significant Accounting Policies

a. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis.

c. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the term of the respective leases on a straight-line basis.

d. ***Advertising Costs*** - The costs of advertising are expensed as incurred.

e. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statutes. Accordingly, the Company is treated for federal and New York State income tax purposes substantially as a flow through entity instead of as a corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to income taxes in other states and localities including Florida, South Carolina, and New York City. The Company files federal, state, and local income tax returns in the jurisdictions previously disclosed, and the earliest tax year that is subject to examination by these taxing authorities is 2008.

   The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Continued

The Company did not have material unrecognized tax benefits as of December 31, 2011 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of the provision for state and local income taxes. As of December 31, 2011, the Company had no accrued interest or penalties related to uncertain tax positions.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables from and Payables to Brokers

As of December 31, 2011, the amount due from Brokers includes commissions earned and not paid out by the Clearing Broker and direct billings to Brokers, net of applicable clearing charges, fees, and an allowance for estimated uncollectible accounts. In addition, the Company has cash balances at the Clearing Broker, including the required clearing deposit and minimum equity account pursuant to the Clearing Agreement.

Amounts receivable from Brokers net of payables at December 31, 2011 consist of the following:

	Receivable (Payable)
Commissions and cash balances due from Clearing Broker	$ 968,924
Direct billing due from Brokers	504,397
Deposit accounts with Clearing Broker:	
Clearing deposits	800,000
Equity account	33,741
Clearing charges and other fees	(56,382)
Allowance for doubtful accounts	(106,116)
	$ 2,144,564

Pursuant to the Clearing Agreement, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Broker.

4 - Receivable from Officers

During the year, the Company advanced funds to certain officers of the Company. Such advances are non-interest bearing and are due on demand. At December 31, 2011, the amount due from officers was $144,568, and is included in other assets.

5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2011 as follows:

Furniture and equipment	$	364,084
Leasehold improvements		299,090
		633,174
Less: Accumulated depreciation and amortization		501,463
	$	161,711

6 - INCOME TAXES

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The deferred tax liability at December 31, 2011 consists of book/ tax differences in calculating depreciation expense.

7 - COMMITMENTS

The Company is obligated under various operating leases for its offices and office equipment.

Offices located in New York are subject to a seven year lease expiring in June 2015 which provides that, in addition to the minimum annual base rent, the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement. Offices located in Florida and South Carolina are leased on a month-to-month basis.

Leased office equipment is subject to leases with 30 to 36 month terms expiring through 2013.

Future minimum lease payments under these operating leases at December 31, 2011 are as follows:

For the Years Ended December 31,	2012	$	540,843
	2013		539,579
	2014		529,296
	2015		268,056
		$	1,877,774

The Company is currently being audited by the New York State Department of Taxation and Finance for potential sales and use taxes due for the period December 1, 2005 - August 31, 2009. The Company disagrees with certain positions of The New York State Department of Taxation and Finance which may result in a proposed audit adjustment. The Company has recorded $100,000 as an accrued liability for any potential audit adjustment and related interest.

8 - CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. Cash in banks are insured up to $250,000 per institution on interest bearing accounts. Bank balances outstanding during the year may exceed federally insured limits. As of December 31, 2011, the Company's cash balances on deposit exceeded the FDIC insurance limits by $2,088,331.

Continued

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $2,485,164 which was $2,334,605 in excess of its required net capital of $150,559. The Company's net capital ratio was .91 to 1.

10 - OFF-BALANCE-SHEET RISK

In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract.

11 - TREASURY STOCK

During 2010, pursuant to the provisions of the Stock Repurchase Agreement, the Company purchased 100 shares of its common stock collectively held by two withdrawing shareholders for an aggregate purchase price of $438,636. In connection with the stock repurchase, the Company issued individual promissory notes payable to the two selling shareholders in the amount of $219,318 each. The principal amount under the notes was due August 2013 with interest payable quarterly at the rate of 3.25% per annum.

During 2011, one of the former shareholders repurchased 47 shares of common stock from the Company in exchange for the cancellation of his $219,318 outstanding promissory note.

As of December 31, 2011, one note payable was outstanding with a balance of $219,318.